UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2016
Commission File Number 001-14920

THE McCORMICK 401(K) RETIREMENT PLAN
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Full title of plans
McCORMICK & COMPANY, INCORPORATED
18 Loveton Circle
Sparks, Maryland 21152
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statements of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

DATE:	May 30, 2017	By:	/s/ Lisa B. Manzone
Lisa B. Manzone
Senior Vice President - Human Relations and Plan Administrator

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2016 and 2015

NOVEMBER 30, 2016 AND 2015

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Investment Committee
McCormick & Company, Incorporated

We have audited the accompanying statements of net assets available for benefits of The McCormick 401(k) Retirement Plan (the Plan) as of November 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended November 30, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2016 and 2015, and the changes in net assets available for benefits for the year ended November 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of November 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hunt Valley, Maryland
May 25, 2017

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2016 and 2015

	2016	2015
ASSETS
Investments – at fair value, participant-directed:
McCormick & Company Incorporated common stock fund	$192,748,942	$181,699,220
Equity funds	229,105,878	227,220,495
Bond funds	32,072,213	30,316,124
Balanced funds	97,639,092	87,848,710
Pooled, common and collective fund	44,152,192	43,258,485
Total Investments at fair value	595,718,317	570,343,034
Receivables:
Notes receivable from participants	8,329,015	7,763,785
Employee contributions	747	—

Total Receivables	8,329,762	7,763,785

Net Assets Available for Benefits	$604,048,079	$578,106,819
The accompanying notes are an integral part of these financial statements.

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THE MCCORMICK 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2016

Additions
Investment income:
Dividends and interest	$4,237,472
Net appreciation of investments	27,696,810
Total investment income	31,934,282

Interest on notes receivable from participants	347,080

Contributions:
Employer contributions	9,882,582
Employee contributions	18,056,902
Rollover	1,835,796
Total contributions	29,775,280
Total Additions	62,056,642

Deductions
Participant withdrawals	35,727,077
Administrative expenses	388,305
Total Deductions	36,115,382

Net increase	25,941,260
Net assets available for benefits, beginning of year	578,106,819
Net Assets Available for Benefits, End of Year	$604,048,079
The accompanying notes are an integral part of these financial statements.

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THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

1.	DESCRIPTION OF THE PLAN

General

The McCormick 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by McCormick & Company, Incorporated (the Company or the Plan Sponsor), which incorporates a 401(k) savings and investment option.

Effective March 22, 2002, the Plan was amended to provide that the McCormick & Company, Incorporated Common Stock Fund investment option be designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick & Company, Incorporated common stock to elect to receive, in cash, dividends that are paid on McCormick & Company, Incorporated common stock held in their 401(k) Retirement Plan accounts. Dividends may also continue to be reinvested. The McCormick & Company, Incorporated Common Stock Fund invests principally in common stock of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the Plan Document.
Contributions

Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. Effective December 1, 2000, the Company and participating subsidiaries provide a matching contribution of 100% of the first 3% of an employee’s contribution, and 50% on the next 2% of the employee’s contribution. Employees hired prior to January 1, 2012, were required to have one year of service with the Company to be eligible for the matching contribution. Employees hired after December 31, 2011 are immediately eligible for the match. For new hires after December 31, 2011, McCormick makes an annual profit sharing contribution of 3% of eligible earnings to participants’ accounts (in addition to company match, which is applied as employee contributions are deposited). Employees are automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate is increased by 1% per year (up to maximum of 10% or IRS contribution limit).

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.

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THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

1.	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on his or her behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. The 3% annual profit sharing contribution vests when employee has 3 years of service or reaches age 55, if sooner.

Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The interest rate applied to the loans is Wells Fargo’s current prime lending rate +1%, or such other rate as is prescribed based on periodic evaluations by the Company. Current participant loans bear interest at rates ranging from 4.25% to 9.75% and are secured by the participant’s account.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.

Benefit Payments
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document. Benefits and withdrawals are recorded when paid.

Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000 automatically will be paid directly to the participant and those greater than $1,000 will be rolled over to an IRA designated by the Plan Administrator.

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

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THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.

Net appreciation (depreciation) in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

The McCormick & Company Incorporated common stock fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs, and the Unitizing Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2016, 5,258,266 units were outstanding with a value of approximately $36.66 per unit. As of November 30, 2015, 5,025,963 units were outstanding with a value of approximately $36.15 per unit. As of November 30, 2016, the Fund held 2,048,403 shares of McCormick & Company, Incorporated common stock with an aggregate value of $189,539,079, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $3,209,863. As of November 30, 2015, the Fund held 2,092,699, shares of McCormick & Company, Incorporated common stock with an aggregate value of $178,765,956, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $2,933,264.

6

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2016 and 2015.

Contributions

Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The post-2011 profit sharing contributions are typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Administrative Expenses

A fee of 7.5 basis points is deducted from each participant’s account for the administrative expenses incurred on behalf of the Plan. Fees for loan initiation and maintenance and for Domestic Relations Order review and processing are paid by the requesting participant. Management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

Accounting Pronouncements adopted in 2016

In July 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient). ASU No. 2015-12 has three parts. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts; Part II eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis, for fiscal years beginning after December 15, 2015. Early application is permitted. Part III is not applicable to the Plan. Management has elected to adopt Parts I and II, retrospectively. Its effect is not material to the Plan’s financial statements.

In May 2015, the FASB issued Accounting Standards Update ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value (NAV) per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). ASU No. 2015-07 is effective on a retrospective basis for fiscal years beginning after December 15, 2015. Early adoption is permitted. Management has elected to adopt ASU No. 2015-07. Its impact is not material to the Plan's financial statement.

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments

7

(except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Early adoption is permitted. Management has elected to adopt ASU No. 2016-01. Its effect is not material to the Plan’s financial statements.

8

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2016, the Plan’s investments (including investments bought, sold, or held throughout the year) appreciated in value by $27,696,810, as follows:

McCormick & Company, Incorporated common stock	$13,670,813
Pooled, common and collective funds	736,661
Mutual funds	13,289,336
Total	$27,696,810

Fair Value Measurements
Accounting principles generally accepted in the United States establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting principles generally accepted in the United States are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

9

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

3.	INVESTMENTS (continued)

Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2016 and 2015.
Mutual funds: Valued at the daily closing price as reported by the fund.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled, common and collective trusts: Valued at net asset value (NAV) of the underlying investments. The collective trust funds' estimated value is net asset value, exclusive of the adjustment to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2016 and 2015:

	Assets at Fair Value as of November 30, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$229,105,878	$—	$—	$229,105,878
Bond funds	32,072,213	—	—	32,072,213
Balanced funds	97,639,092	—	—	97,639,092
McCormick & Company, Incorporated common stock fund	192,748,942	—	—	192,748,942
Pooled, common and collective fund (a)	—	—	—	44,152,192
Total Investments at Fair Value	$551,566,125	$—	$—	$595,718,317

10

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

3.	INVESTMENTS (continued)

Fair Value Measurements (continued)

	Assets at Fair Value as of November 30,2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$227,220,495	$—	$—	$227,220,495
Bond funds	30,316,124	—	—	30,316,124
Balanced funds	87,848,710	—	—	87,848,710
McCormick & Company, Incorporated common stock fund	181,699,220			181,699,220
Pooled, common and collective fund (a)	—	—	—	43,258,485
Total Assets at Fair Value	$527,084,549	$—	$—	$570,343,034

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of November 30, 2016 and 2015, respectively.

Investment	2016	2015	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$44,152,192	$43,258,485	Monthly/Quarterly	None

The Wells Fargo Stable Return Fund N (the “Stable Return Fund”) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principle generally accepted in the United States.

11

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

4.	TRANSACTIONS WITH RELATED PARTIES

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

A portion of the administrative expenses were paid by the Plan Sponsor and reimbursed by the Plan during the years ended November 30, 2016 and 2015. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

5.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) in a letter, dated September 16, 2013, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of November 30, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

12

SUPPLEMENTAL SCHEDULE

THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of November 30, 2016

Description of Investments	Shares Held	Current Value
McCormick & Company Incorporated common stock fund
McCormick & Company, Incorporated
* Common Stock	2,048,403	$189,539,079
Money Market Fund
* Wells Fargo Short-Term Investment Money Market Fund	3,209,863	3,209,863
Total McCormick & Company Incorporated common stock fund		192,748,942
Common and Collective Funds
* Wells Fargo Stable Return Fund N	829,804	44,152,192
Mutual Funds
AMG TimesSquare Small Cap Growth Fund	1,135,258	18,629,589
Dodge & Cox International Stock Fund	463,204	17,856,506
Delaware Small Cap Value Fund	303,735	18,625,029
T Rowe Price Growth Stock Fund	427,355	23,222,495
Vanguard Institutional Index Fund	466,150	94,013,208
Vanguard Mid Cap Index Fund	538,475	19,347,390
Vanguard Small Cap Index Institutional Fund	211,728	12,911,194
Vanguard Total International Stock Index Fund	66,958	6,519,711
Vanguard Windsor II Fund Admiral Shares	274,055	17,980,756
Dodge & Cox Income Fund	780,677	10,625,010
Pimco Global Bond Unhedged	181,092	1,624,397
Vanguard Total Bond Market Index Fund	1,861,296	19,822,806
Vanguard Target Retirement Fund	489,464	6,284,718
Vanguard Target Retirement Fund 2015	701,076	10,481,090
Vanguard Target Retirement Fund 2020	184,305	5,285,879
Vanguard Target Retirement Fund 2025	1,707,539	28,276,840
Vanguard Target Retirement Fund 2030	153,566	4,524,061
Vanguard Target Retirement Fund 2035	1,164,910	20,898,485
Vanguard Target Retirement Fund 2040	99,012	3,009,976
Vanguard Target Retirement Fund 2045	747,488	14,217,219
Vanguard Target Retirement Fund 2050	121,156	3,691,630
Vanguard Target Retirement Fund 2055	24,577	810,314
Vanguard Target Retirement Fund 2060	5,462	158,880
Total Mutual Funds		358,817,183
Participant Loans **
* Notes receivable from participants		8,329,015
Total Investments		$604,047,332

*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 9.75%; maturity dates range from 2016 to 2036.
Note: Historical cost has been omitted as all investments are participant directed.

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Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the McCormick 401(k) Retirement Plan and Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 25, 2017, with respect to the financial statements and supplemental schedule of the McCormick 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2016, our report dated May 25, 2017, with respect to the financial statements and supplemental schedule of the Mojave Foods Corporation 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2016.

Form	Registration Number	Date Filed
S-8	333-187703	4/3/2013
S-8	333-186250	1/28/2013
S-8	333-158573	4/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	4/2/2008
S-3	333-147809	12/4/2007
S-8	333-142020	4/11/2007
S-3	333-122366	1/28/2005
S-8	333-114094	3/31/2004
S-8	333-57590	3/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	3/24/1999
S-3	333-47611	3/9/1998
S-8	333-23727	3/21/1997
/s/ SB & Company LLC
May 25, 2017
Hunt Valley, Maryland

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

v)	Statements of Net Assets Available For Benefits

vi)	Statements of Changes in Net Assets Available For Benefits

vii)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

DATE:	May 30, 2017	By:	/s/ David Wright
David Wright
Director of Finance – Mojave Foods Corporation and Plan Administrator

THE MOJAVE FOODS CORPORATION
401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2016 and 2015

NOVEMBER 30, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee
McCormick & Company, Incorporated
(on behalf of The Mojave Foods Corporation 401(k) Retirement Plan)

We have audited the accompanying statements of net assets available for benefits of The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) as of November 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended November 30, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2016 and 2015, and the changes in net assets available for benefits for the year ended November 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of November 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hunt Valley, Maryland
May 25, 2017

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2016 and 2015

	2016	2015
ASSETS
Investments – at fair value, participant directed:
McCormick & Company Incorporated common stock fund	195,535	203,887
Equity funds	729,408	791,740
Bond funds	335,120	331,492
Balanced funds	1,294,795	1,312,883
Pooled, common and collective fund	151,370	123,232
Total Investments	2,706,228	2,763,234
Receivables
Notes receivable from participants	204,691	173,219
Employer contributions	55,233	55,233
Total Receivables	259,924	228,452

Net Assets Available for Benefits	$2,966,152	$2,991,686
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2016

Additions
Investment income:
Dividends and interest	$17,502
Net appreciation of investments	85,035
Total investment income	102,537

Interest on notes receivable from participants	7,333

Contributions:
Employer contributions	56,003
Employee contributions	365,043
Rollover contributions	2,374
Total contributions	423,420
Total Additions	533,290

Deductions
Participant withdrawals	529,486
Administrative expenses	29,338
Total Deductions	558,824

Net decrease	(25,534)
Net assets available for benefits, beginning of year	2,991,686
Net Assets Available for Benefits, End of Year	$2,966,152
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

1.	DESCRIPTION OF THE PLAN

The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by the Mojave Foods Corporation (the Company or the Plan Sponsor) which incorporates a 401(k) savings and investment option. The Company is a wholly owned subsidiary of the McCormick & Company, Incorporated. For the plan years ended November 30, 2016 and 2015. the Plan covers substantially all part-time and full-time employees of the Company who have completed 30 days of service effective April 1, 2016. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan began on April 1, 2004. The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, vesting provisions, and investment alternatives are contained in the Plan Document.
Contributions
Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 60% of their earnings, subject to certain limitations. The Plan allows but does not require the Company to make matching contributions or other contributions at its discretion. Only participants employed by the Company on the last day of a plan year are eligible to receive any Company contributions made for such plan year. During the year ended November 30, 2016, the Company made a discretionary matching contribution of 15% of eligible employee pretax contributions.

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant.
Participant Accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are vested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Vesting
Participants are immediately vested in their contributions, earnings on their contributions, Company matching contributions and earnings on the Company contributions.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document. Benefits and withdrawals are recorded when paid.
Notes Receivable from Participants

Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding unpaid loan balance during the prior 12 months, whichever is less. The Plan Sponsor determines the interest rate for loans based on the prime rate plus 1%. The loans are secured by the participant’s account, and all outstanding loans at November 30, 2016 bear interest at a rate between 4.25% and 4.50%.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer terms are available for loans taken to purchase, construct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.
Plan Termination
Upon termination of service, a participant with an account balance greater than $1,000, may elect to rollover the balance to an Individual Retirement Account, or another qualified plan, or elect to receive a lump-sum payment equal to his or her account balance. Balances less than $1,000, will automatically be paid directly to the participant.

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good cause make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual investments held by the fund. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Net appreciation (depreciation) in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.
The McCormick & Company, Incorporated common stock fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2016, 18,643 units were outstanding with a value of approximately $10.49 per unit. As of November 30, 2015, 20,202 units were outstanding with a value of approximately $10.09 per unit. As of November 30, 2016, the Fund held 1,961 shares of McCormick & Company, Incorporated common stock with an aggregate value of $178,853, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $16,682. As of November 30, 2015, the Fund held 2,163 shares of McCormick & Company, Incorporated common stock with an aggregate value of $185,848, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $18,039.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2016 and 2015.

Contributions

Employee contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The Company match is typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Administrative Expenses

Administrative expenses incurred on behalf of the Plan are paid by the Plan Sponsor; however, fees for loan initiation and maintenance are paid for by the participant, and management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Accounting Pronouncements adopted in 2016

In July 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient). ASU No. 2015-12 has three parts. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts; Part II eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis, for fiscal years beginning after December 15, 2015. Early application is permitted. Part III is not applicable to the Plan. Management has elected to adopt Parts I and II, retrospectively. Its effect is not material to the Plan’s financial statements.

In May 2015, the FASB issued Accounting Standards Update ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value (NAV) per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). ASU No. 2015-07 is effective on a retrospective basis for fiscal years beginning after December 15, 2015. Early adoption is permitted. Management has elected to adopt ASU No. 2015-07. Its impact is not material to the Plan's financial statement.

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Early adoption is permitted. Management has elected to adopt ASU No. 2016-01. Its effect is not material to the Plan’s financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

3.	INVESTMENTS

The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2016, the Plan’s investments (including investments bought, sold, or held throughout the year) increased in fair value by $85,035, as follows:

McCormick & Company, Incorporated common stock fund	$13,599
Common and collective fund	2,382
Mutual funds	69,054
Total	$85,035

Fair Value Measurements
GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2016 and 2015.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Pooled, common and collective trusts: Valued at net asset value (NAV) of the underlying investments. The collective trust funds' estimated value is net asset value, exclusive of the adjustment to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2016 and 2015:

	Assets at Fair Value as of November 30, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$729,408	$—	$—	$729,408
Bond funds	335,120	—	—	335,120
Balanced funds	1,294,795	—	—	1,294,795
McCormick & Company, Incorporated Common Stock Fund:	195,535	—	—	195,535
Common collective trusts (a)	—	—	—	151,370
Total Assets at Fair Value	$2,554,858	$—	$—	$2,706,228

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

3.	INVESTMENTS (continued)

Fair Value Measurements (continued)

	Assets at Fair Value as of November 30, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$791,740	$—	$—	$791,740
Bond funds	331,492	—	—	331,492
Balanced funds	1,312,883	—	—	1,312,883
McCormick & Company, Incorporated Common Stock Fund:	203,887	—	—	203,887
Common collective trusts (a)	—	—	—	123,232
Total Assets at Fair Value	$2,640,002	$—	$—	$2,763,234

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of November 30, 2016 and 2015, respectively.

Investment	2016	2015	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$151,370	$123,232	Monthly/Quarterly	None

The Wells Fargo Stable Return Fund N (the “Stable Return Fund”) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principle generally accepted in the United States.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2016 and 2015

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Parent of the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

5.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) in a letter dated March 31, 2008, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has concluded that as of November 30, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2013.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of November 30, 2016

Description of Investments	Shares Held	Current Value
McCormick & Company, Incorporated common stock fund
McCormick & Company, Incorporated
* Common Stock	1,961	$178,853
Money Market Fund
* Wells Fargo Short-Term Investment Money Market Fund	16,682	16,682
Total McCormick & Company Incorporated common stock fund		195,535
Common and Collective Fund
* Wells Fargo Stable Return Fund N	2,845	151,370
Mutual Funds
Dodge & Cox Income Fund	27	368
Pimco Global Bond Unhedged Institutional Fund	169	1,519
Vanguard Total Bond Market Index Fund	31,289	333,233
AMG TimesSquare Small Cap Growth Fund	1,609	26,410
Delaware Small Cap Value Fund	1,448	88,797
Dodge & Cox International Stock Fund	781	30,105
T Rowe Price Growth Stock Fund	1,587	86,260
Vanguard Institutional Index Fund	1,674	337,544
Vanguard Mid Cap Index Fund	99	3,574
Vanguard Small Cap Index Institutional Fund	59	3,573
Vanguard Total International Stock Index Fund	207	20,162
Vanguard Windsor II Fund Admiral Shares	2,027	132,983
Vanguard Target Retirement Fund	6,092	78,217
Vanguard Target Retirement Fund 2015	7,588	113,434
Vanguard Target Retirement Fund 2020	1,422	40,790
Vanguard Target Retirement Fund 2025	16,187	268,055
Vanguard Target Retirement Fund 2030	4,026	118,609
Vanguard Target Retirement Fund 2035	17,667	316,950
Vanguard Target Retirement Fund 2040	3,579	108,814
Vanguard Target Retirement Fund 2045	10,529	200,257
Vanguard Target Retirement Fund 2050	1,510	46,009
Vanguard Target Retirement Fund 2055	98	3,215
Vanguard Target Retirement Fund 2060	15	445
Total Mutual Funds		2,359,323
Participant Loans **
* Notes receivable from participants		204,691
Total Investments		$2,910,919

Note: Historical cost has been omitted, as all investments are participant directed.

*	Parties-in-interest as defined by ERISA.
**	Interest rates between 4.25% to 4.50%; maturity dates range from 2016 to 2026.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the McCormick 401(k) Retirement Plan and Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 25, 2017, with respect to the financial statements and supplemental schedule of the McCormick 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2016, our report dated May 25, 2017, with respect to the financial statements and supplemental schedule of the Mojave Foods Corporation 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2016.

Form	Registration Number	Date Filed
S-8	333-187703	04/03/2013
S-8	333-186250	01/28/2013
S-8	333-158573	04/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	04/02/2008
S-3	333-147809	12/04/2007
S-8	333-142020	04/11/2007
S-3	333-122366	01/28/2005
S-8	333-114094	03/31/2004
S-8	333-57590	03/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	03/24/1999
S-3	333-47611	03/09/1998
S-8	333-23727	03/21/1997

/s/ SB & Company LLC
May 25, 2017
Hunt Valley, Maryland

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061